

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



December 23, 2004

Re : Rule 12g3-2(b)
File No. 82 – 4161









Dear Sir, Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder.

The information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Nationale des Chemins de Fer Belges / Nationale Maatschappij de Belgische Spoorwegenis subject to the Exchange Act.

Very truly yours,

For and on behalf of
SOCIETE NATIONALE DES
CHEMINS DE FER BELGES /
NATIONALE MAATSCHAPPIJ DER
BELGISCHE SPOORWEGEN

**Johan VERHOEVEN**



dlw 1/18

Press releases from September to December 2004

Date: September 15, 2004
Summary: The train is becoming more and more popular. The number of passengers has grown for the sixth year in a row. Measures like free "home-work traffic" (the Government pays 20% of the price if the employer pays 80% of the price) and "less hinder" (a number of measures to reduce traffic jams during traffic works on the circular road of the city of Antwerp) have provided for additional impulses (11.500 additional daily travellers). This number is likely to grow when the free "home-work" traffic measure is expanded early next year to private sector employees. SNCB welcomes all new travellers and is providing efforts to maintain or even augment the quality of the services provided. Efforts are not only made to increase capacity (infrastructure works and new trains) but also to spread the passengers to optimise the comfort offered.

Date: October 18, 2004
Summary: SNCB attained its highest ever quote (7,5/10) during a customer satisfaction poll. All enquired aspects have been quoted higher and train cleanliness has even augmented by 0,25 points.

Date: October 28, 2004
Summary: The Federal government has appointed today the different members of the Boards of SNCB-Holding, SNCB-operator and Infrabel.

Date: November 09, 2004
Summary: The Boards of SNCB-operator and Infrabel have appointed their respective CEO's and the other executive members.

Date: November 17, 2004
Summary: The Board of SNCB has appointed the new CEO and the other executive members of SNCB-Holding.

Date: October 3, 2004
Summary: 4 times a year a customer satisfaction poll is organised by an independent company. Passengers on the whole network are asked to give quotes for different criteria as well as a general quote. The results of the most recent poll are again very convincing (7,4/10).

# Evolutie van het binnenlands reizigersverkeer in 2004

15/09/2004

De trein wint steeds aan populariteit. Het aantal klanten stijgt voor het zesde jaar op rij. Maatregelen zoals het kosteloze woon-werkverkeer en "Minder Hinder" zorgen voor extra impulsen. Samen zorgen ze dagelijks voor meer dan 11 500 bijkomende klanten, waarvan de meesten overigens twee keer per dag op de trein stappen (heen en terug). Vanaf begin volgend jaar komen er daar wellicht nog bij, wanneer ook privé-bedrijven van de maatregel kunnen genieten om hun werknemers kosteloos te laten sporen. De NMBS ziet de nieuwe klanten graag komen en doet grote inspanningen om de kwaliteit van de dienstverlening hoog te houden of zelfs te verhogen. Naast capaciteitsverhogende infrastructuurwerken en investeringen in bijkomend treinmaterieel wil ze de klanten optimaal spreiden over de treinen zodat ze in alle comfort reizen.

## Opnieuw meer reizigers

Het binnenlands reizigersverkeer zit onmiskenbaar in de lift. De stijgende lijn die werd ingezet in 1998 klimt jaar na jaar hoger. Verhoging van het aantal klanten en van de inkomsten zijn hefbomen in het streven naar een financieel evenwicht. De uitdaging bestaat erin om de kwaliteit van de dienstverlening op een hoog peil te houden.

De eerste zes maanden van 2004 steeg het aantal reizigers met 7% in vergelijking met dezelfde periode een jaar eerder. Tegelijkertijd kwam er ook meer geld in het laatje: er werden € 209,2 miljoen aan operationele inkomsten geboekt, een groei met 5,9%, wat ruim boven de prijsverhoging met 3,12% van februari 2004 zit.

De woon-werk- en de woon-schooltreinkaarten zorgen voor bijna de helft van de omzet, waarbij de woon-werkjaartreinkaart een enorme sprong vooruit maakte (+93%). De gewone biljetten zijn goed voor 37% van de inkomsten. Twee andere producten kennen een groot succes: de vernieuwde Key Card voor de korte afstanden verachtvoudigde zijn omzet en de Rail Pass, de tienrittenkaart voor volwassenen, deed het een derde beter dan tijdens het eerste semester 2003.

Ook in de eerste maanden van het tweede halfjaar van 2004 werden al goede resultaten opgetekend: in de zomermaanden werd de spectaculaire stormloop naar zee van 2003 weliswaar niet herhaald, maar het aantal reizigers naar de kuststations zat wel boven dat van de (normalere) zomer van 2002.

## Maatregelen met duidelijke resultaten

De groei is niet nieuw, jaarlijks zijn er meer mensen die de overstap maken naar het openbaar vervoer in het algemeen, de trein in het bijzonder en wat meer is, ze blijven de trein ook trouw. Naast die schijnbaar natuurlijke aangroei zijn er initiatieven die ervoor zorgen dat nog extra mensen of sectoren een stimulans wordt geboden om de auto aan de kant te zetten. Vooral in het woon-werkverkeer zijn er een aantal sprekende voorbeelden.

Als de maatregel voor het **kosteloos woon-werkverkeer** wordt beoordeeld op basis van het aantal nieuwe klanten die ze aanbracht, dan mag hier van een voltreffer worden gesproken. De maatregel ging van start op 1 maart 2004 voor de federale ambtenaren en werknemers van een aantal autonome overheidsbedrijven (Belgacom, De post, Biac en Belgocontrol). Die werknemers kunnen voortaan kosteloos reizen omdat de overheid het deel bijpast dat deze zelf nog betaalden. De afspraak is dat de maatregel budgettair neutraal is voor de NMBS, ook in de toekomst als ze wordt uitgebreid naar de privé-sector.

Op zes maanden tijd kreeg de NMBS er via deze weg **6 178 dagelijkse klanten bij**: 5 084 federale ambtenaren en 1 094 werknemers uit de betrokken overheidsbedrijven meldden zich aan als nieuwe treinkaarthouder. Samen met hun collega's die al met de trein reisden (maar dit voortaan eveneens kosteloos kunnen) groeit deze groep pendelaars per trein aan tot 68 000.

Dit geeft als voorlopig globaal resultaat dat vandaag 45% van alle treinkaarthouders kosteloos naar het werk sporen. Daarbij horen ook 15 000 ambtenaren van de Vlaamse Gemeenschap die van een eerdere maatregel genieten en 40 000 werknemers uit de privé-sector waarvoor de werkgever reeds 100% van de kosten betaalt.

Op 1 januari 2005 wordt de maatregel ook uitgebreid naar de privé-sector. De overheid doet ook hier het aanbod om 20% van de prijs van de treinkaart voor haar rekening te nemen, als de werkgever de andere 80% betaalt. De NMBS benadert ondertussen de bedrijven heel gericht met een uitgebreide ploeg. Ze verspreidt actief alle informatie over de (nieuwe) mogelijkheden in het woon-werkverkeer. Reeds meer dan 2 000 bedrijven werden gecontacteerd. De verkopers reiken hen onder meer een 'Mobilpol'-pakket aan, een hulpmiddel voor de mobility managers. Ook op de NMBS-website staat detailinformatie over de mogelijkheden in het woon-werkverkeer.

De **"Minder Hinder"-maatregelen** die de NMBS nam naar aanleiding van de werken aan de Antwerpse Ring overtuigden eveneens. Sinds de start van de werken half juni beslisten 3 600 mensen om voortaan met de trein naar of vanuit Antwerpen te gaan werken en schaften zich een treinkaart aan. Tijdens de bewuste periode groeide het aantal reizigers naar Antwerpen dagelijks gemiddeld met 1 500 klanten met een gewoon biljet en 200 met een Key Card. Alles samen maken dus dagelijks **meer dan 5 300 nieuwe klanten** gebruik van de Minder Hinder-maatregelen. Dit was de toestand tot eind augustus, maar het is zeer waarschijnlijk dat dit aantal in de maand september nog groeit. Tijdens de zomermaanden waren de verkeersproblemen op de weg immers kleiner.

Gezien het succes van de maatregelen en om de nieuwe klanten ook te fideliseren, behoudt de NMBS ook in de periode tussen de werkfases (november tot juni) dit bijkomend aanbod.

**Dienstverlening op hoog niveau garanderen**

Meer klanten winnen is een zaak, meer tevreden klanten behouden is van nog groter belang. Bijzonder bemoedigend zijn de scores uit de tevredenheidsenquête die blijven de hoogte ingaan. Pendelaars reizen op piekmomenten, met andere woorden op die tijdstippen dat de capaciteit in de treinen maximaal wordt benut en het treinverkeer het drukst en dus gevoeligst is voor vertraging. Desondanks blijken zij even tevreden klanten te zijn als de klanten in het algemeen (7,32 t.o.v. 7,36).

Op dit moment is de capaciteit gemiddeld gezien toereikend, al zal niet iedere klant dit ook zo op het terrein ervaren. Tijdens de spits komen er immers ook een aantal overvolle treinen voor. Om bijkomende groei van het aantal klanten op te vangen en ervoor te zorgen dat het niveau van de dienstverlening op peil blijft of zelfs nog toeneemt, is de NMBS actief op diverse terreinen en tijdsbestekken.

Op langere termijn zullen de geplande (of in uitvoering zijnde) **infrastructuurwerken** voor extra capaciteit zorgen. Projecten als het GEN, de hst, de Diabolo zullen de toekomst van het binnenlands spoorwegverkeer in België grondig beïnvloeden. Ook de verdubbeling en capaciteitsuitbreiding van de bestaande hoofdassen zullen de trein de nodige zuurstof geven om haar rol in de mobiliteit te vergroten en meer klanten te kunnen ontvangen.

*Aan de andere kant zullen er al op middellange termijn meer zitplaatsen nodig zijn. Daarom investeert de NMBS in* **bijkomend treinmaterieel** met veel capaciteit. Zopas werd een nieuwe bestelling geplaatst voor dubbeldeksrijtuigen, goed voor in totaal 8 620 extra zitplaatsen tegen 2008. De bestelling van het langverwachte GEN-materieel is vergevorderd en zal in principe in het eerste semester van 2005 worden geplaatst. Er zullen in eerste instantie 50 treinen met ieder ongeveer 350 zitplaatsen worden gekocht.

Intussentijd doet de NMBS inspanningen om het **gebruik van de huidige capaciteit** te **optimaliseren**. De gemiddelde bezettingsgraad geeft immers aan dat er nog plaats overblijft, zelfs op de drukste lijnen, maar dat de spreiding van de klanten over de treinen onregelmatig is. Om de klant bewust te maken van de alternatieven, wordt binnen enkele weken een extra hulpmiddel gelanceerd. De (potentiële) klanten op de drukste verbindingen kunnen zich binnenkort on line laten helpen bij hun treinkeuze tijdens de spits. Een speciaal symbool zal de klant attent maken op de reeds volle treinen, zodat die kan uitkijken naar een minder drukke trein. In de stations en op de treinen wordt met hetzelfde doel een communicatiecampagne opgezet. Dat belet niet dat daarnaast reële overbezettingproblemen continu worden opgevolgd en waar mogelijk verholpen.

**Welkom!**

De NMBS verwelkomt alle nieuwe klanten met open armen en zal zich tot het uiterste inspannen om ook van deze klanten tevreden klanten te maken, die kunnen genieten van een kwaliteitsvolle service.

Deze presentatie geeft een volledig overzicht.

# Evolution du trafic voyageurs en 2004

15/09/2004

***Le train gagne en popularité jour après jour. C'est ainsi que le nombre de clients est en hausse pour la sixième année consécutive. Des mesures telles que le transport gratuit domicile-travail et celles de l'action "Minder Hinder" pour le ring d'Anvers constituent de nouveaux incitants à utiliser le train. Ces deux types de mesure attirent ensemble plus de 11.500 voyageurs supplémentaires par jour, dont la plupart prennent d'ailleurs le train deux fois par jour (aller et retour). D'autres les rejoindront dès le début de l'année prochaine, lorsque des entreprises privées pourront également bénéficier de la mesure permettant à leur personnel de prendre gratuitement le train.***

***La SNCB salue l'arrivée de ces nouveaux clients et réalise de gros efforts pour maintenir la qualité du service à un niveau élevé, voire pour l'accroître. A côté des travaux d'infrastructure visant à une augmentation de la capacité et d'investissements en matériel roulant supplémentaire, elle souhaite répartir les clients de manière optimale dans les trains afin qu'ils puissent voyager avec le maximum de confort.***

### Encore plus de voyageurs

Le trafic voyageurs intérieur a manifestement le vent en poupe. La courbe ascendante qui a commencé à se dessiner en 1998 ne cesse de grimper d'année en année. L'augmentation du nombre de clients et des recettes constituent des leviers en vue d'atteindre un équilibre financier. Le défi consiste justement à maintenir à un haut niveau la qualité du service à la clientèle .

Pour les six premiers mois de 2004, le nombre de voyageurs est en hausse de 7 % par rapport à la même période l'année dernière. Parallèlement, les recettes ont également augmenté : il a été comptabilisé pour € 209,2 millions de produits opérationnels, soit une croissance de 5,9 %, ce qui représente nettement plus que l'augmentation de prix de 3,12 % opérée en février 2004.

Les cartes train domicile-travail et domicile-école représentent près de la moitié du chiffre d'affaires, la carte train annuelle domicile-travail réalisant un spectaculaire bond en avant (+ 93 %). Les billets ordinaires interviennent pour 37 % des recettes. Deux autres produits rencontrent un grand succès : la Key Card nouvelle formule pour les petites distances a vu son chiffre d'affaires multiplié par huit, tandis que le Railpass, la carte dix trajets pour adultes, fait un tiers de mieux qu'au cours du premier semestre 2003.

De même, de bons résultats ont déjà été enregistrés pendant les premiers mois du deuxième semestre 2004 : même si le raz-de-marée de 2003 n'a pas été réédité, le nombre de voyageurs à destination des stations balnéaires a atteint un niveau supérieur à celui de l'été (plus normal) de 2002.

### Mesures produisant des résultats probants

Le phénomène de hausse n'est pas nouveau, car ils sont de plus en plus nombreux chaque année à franchir le pas vers les transports publics en général, et vers le train en particulier, et qui plus est, à lui rester fidèles. En plus de cette croissance apparemment naturelle, des initiatives sont prises en vue d'offrir à d'autres secteurs ou personnes un incitant destiné à les convaincre de laisser la voiture de côté. C'est surtout au niveau du trafic domicile-travail qu'on trouve des exemples parlants.

Si on juge la mesure de **gratuité du transport domicile-travail** sur la base du nombre de nouveaux clients, on peut carrément parler d'un franc succès. La mesure à pris cours le 1er mars 2004 pour les fonctionnaires fédéraux et les travailleurs d'un certain nombre d'entreprises publiques autonomes (Belgacom, La Poste, Biac et Belgocontrol). Dorénavant, ces travailleurs pourront voyager gratuitement parce que c'est l'autorité de tutelle qui payera la partie qui était jusqu'à présent à leur charge. Il a été convenu que la mesure serait budgétairement neutre pour la SNCB, tout comme à l'avenir lorsqu'elle sera étendue au secteur privé.

C'est ainsi qu'en six mois, la SNCB a accueilli par ce biais pas moins de 6.178 voyageurs quotidiens supplémentaires : 5.084 fonctionnaires fédéraux et 1.094 travailleurs des entreprises publiques concernées se sont manifestés comme nouveaux titulaires de carte train. Avec leurs collègues qui prenaient déjà le train (mais qui peuvent désormais le faire gratuitement), ce groupe de navetteurs a atteint le chiffre de 68 000.

Cela donne comme résultat global temporaire qu'ils sont aujourd'hui 45 % des titulaires de carte train à voyager gratuitement. Il faut y ajouter 15 000 fonctionnaires de la Communauté Flamande qui bénéficient d'une mesure antérieure, ainsi que quarante mille travailleurs du secteur privé pour lesquels l'employeur intervient déjà à hauteur de 100 % des frais.

Le 1er janvier 2005, la mesure sera également étendue au secteur privé. Ici aussi, les pouvoirs publics lancent l'offre de supporter 20 % du prix de la carte train, si l'employeur intervient pour les 80 % restants. Dans l'intervalle, la SNCB approche les entreprises de manière très ciblée avec une équipe bien fournie. Celle-ci diffuse activement toutes les informations concernant les (nouvelles) possibilités en matière de transport domicile-travail. C'est ainsi que des contacts ont été pris avec plus de 2 000 entreprises. Les vendeurs leur remettent notamment un paquet 'Mobilpol' destiné à aider les mobility managers. De plus, le site web de la SNCB présente des informations détaillées sur les alternatives en matière de transport domicile-travail.

Les **mesures *"Minder Hinder"*** que la SNCB a prises à l'occasion des travaux sur le ring d'Anvers, n'ont pas davantage manqué leur effet. Depuis le début des travaux à la mi-juin, 3.600 personnes ont décidé de rejoindre désormais en train leur lieu de travailet ont acheté une carte train. Pendant la période concernée, le nombre de clients quotidiens vers Anvers a progressé de 1.500 voyageant avec un billet ordinaire et de 200 avec une Key-Card. Tous titres de transport confondus, ce sont plus de **5.300 nouveaux clients** qui profitent des mesures « Minder Hinder ». Ces chiffres reflètent la situation fin août, mais il est vraisemblable que cette progression va encore se poursuivre en septembre. Les problèmes liés à la circulation routière ont toujours été moins sensibles pendant la période estivale.

Au vu du succès de ces dispositions et afin de fidéliser une nouvelle clientèle, la SNCB maintiendra cette offre supplémentaire dans la période qui se situe entre les différentes phases du chantier (de novembre à juin).

**Garantir un service à la clientèle d'un niveau élevé**

Avoir plus de clients est une chose, mais conserver des clients satisfaits en est une autre. Ce qui est plus particulièrement encourageant, c'est que les scores de satisfaction continuent d'augmenter. Les navetteurs voyagent à des périodes de pointe, en d'autres termes, lorsque la capacité des trains est utilisée au maximum et que le trafic ferroviaire est le plus dense et donc particulièrement sensible à des retards. Il semble toutefois qu'il y ait autant de nouveaux clients satisfaits que parmi la clientèle en général (7.32 par rapport à 7.36).

En ce moment, la capacité est suffisante en moyenne, même s'il n'en va pas toujours ainsi pour tous les clients sur le terrain. En effet, aux heures de pointe, un certain nombre de trains sont suroccupés. Pour pouvoir absorber la hausse supplémentaire de clients tout en maintenant le niveau de service à la clientèle à un bon niveau - voire en le portant à un niveau supérieur -, la SNCB s'active sur divers terrains et sur plusieurs périodes.

A plus ou moins long terme, les **travaux d'infrastructure en cours** entraîneront un accroissement de capacité. Des projets comme le RER, le TGV, le Diabolo, orienteront de manière décisive l'avenir du trafic ferroviaire intérieur en Belgique. De même, le dédoublement et l'extension de capacité des axes principaux fourniront au chemin de fer la marge de manœuvre nécessaire pour lui permettre d'accroître son rôle dans la mobilité et d'accueillir un nombre accru de clients.

D'un autre côté, des places assises supplémentaires se révèleront déjà nécessaires à moyen terme. C'est la raison pour laquelle la SNCB investit dans du **matériel de train supplémentaire** de grande capacité. Il vient d'être placé une nouvelle commande de voitures à deux niveaux, ce qui représente un total de 8 620 places assises supplémentaires d'ici 2008. *La commande de matériel RER tant attendue avance bien et interviendra en principe au premier semestre 2005.* Dans une première phase, ce sont 50 trains offrant chacun quelque 350 places assises qui seront achetées.

Entre-temps, la SNCB fait en sorte **d'optimaliser l'utilisation de la capacité actuelle**. En effet, le degré d'occupation moyen semble indiquer qu'il reste encore de la place, même sur les lignes les plus fréquentées ; par contre, la répartition des clients dans les trains est inégale. Pour sensibiliser le client aux alternatives, une aide supplémentaire sera organisée dans les prochaines semaines . Les clients (potentiels) sur les relations les plus fréquentées pourront bientôt recevoir une assistance en ligne en vue de déterminer le choix de leur train aux heures de pointe. Un symbole spécial permettra au client d'identifier les trains déjà bondés, de manière à pouvoir se tourner vers des trains moins occupés. Dans les gares et dans les trains, il sera lancé une campagne de communication poursuivant le même but. Il n'empêche que, cela mis à part, de réels problèmes de suroccupation font l'objet d'un suivi permanent et des solutions y sont apportées le cas échéant.

**Bienvenue !**

La SNCB souhaite chaleureusement la bienvenue à tous les nouveaux venus et fera le maximum pour en faire des clients satisfaits bénéficiant d'un service de qualité.

Cette présentation vous donne un aperçu global.

# Encore une bonne note pour la SNCB

18/10/2004

La clientèle de la SNCB est, semble-t-il, une clientèle satisfaite. Lors de la dernière enquête ( pour les mois de juillet et août), elle octroie à la SNCB un score de 7,5/10. Ce niveau de satisfaction n'a jamais été atteint par le passé.

Dans cette enquête de satisfaction, les clients peuvent s'exprimer sur une dizaine d'items ayant trait au service offert. Sur tous ces points, la SNCB fait mieux que l'année passée pour la même période. En plus de l'indice de satisfaction générale, le confort à bord des trains et les tarifs font le meilleur bond en avant par rapport à 2003. Les prestations du personnel dans les trains et dans les gares restent traditionnellement en tête des aspects du service à la clientèle les plus appréciés.

Même la propreté des trains - à propos de laquelle la clientèle est toujours à juste titre très critique - connaît une forte progression de 0,25 point dans l'appréciation de la clientèle. Les efforts de l'entreprise à cet égard commencent visiblement à porter leurs fruits.

D'autres aspects que la clientèle stigmatise beaucoup également sont la fréquence et la régularité des trains. Ils sont aussi mieux appréciés avec un score égal ou supérieur à 7/10.

Cette enquête révèle d'une manière générale que les mesures prises par la SNCB en la matière sont largement appréciées.

Le tableau ci-dessus donne le détail des différents aspects sondés.

| | **Résultats de la 2ème phase de 2004 par rapport à la même période de 2003** | |
|---|---|---|
| | F2 – 2003<br>Juillet - Août | F2 – 2004<br>Juillet - Août |
| Satisfaction générale | 7,32 | 7,51 ↗↗ |
| Accueil et service dans les gares | 7,26 | 7,35 ↗ |
| Confort à bord des trains | 7,16 | 7,37 ↗↗ |
| Propreté dans les trains | 6,48 | 6,74 ↗↗ |
| Fréquence des trains | 6,90 | 7,00 ↗↗ |
| Régularité des trains | 6,95 | 7,05 ↗↗ |
| Qualité de l'information dans les trains | 6,98 | 7,14 ↗↗ |
| Personnel SNCB à bord des trains | 7,81 | 7,84 = |
| Personnel SNCB dans les gares | 7,37 | 7,46 ↗ |
| Qualité de l'information dans les gares | 7,36 | 7,43 ↗ |
| Le prix | 6,79 | 7,00 ↗↗ |

*Quatre fois par an, le bureau IPSOS Brussels mène une enquête de satisfaction auprès des voyageurs. Quelque 3.000 clients ont été interrogés pour la période juillet-août 2004.*

## Nominations pour la SNCB

28/10/2004

Le gouvernement fédéral a désigné aujourd'hui les membres des Conseils d'administration de la SNCB-Holding et des 2 filiales SNCB-Exploitant et Infrabel (gestionnaire d'infrastructure), les présidents des Conseils d'administration du Holding et de la SNCB-Exploitant et les administrateurs délégués des 3 entités.

L'administrateur délégué de la SNCB, Karel Vinck, a annoncé à cette occasion qu'il accompagnera aussi bien que possible la transition vers la nouvelle structure.

Tenant compte de la continuité qui doit être assurée, et aussi du fait qu'il ne pourrait, en aucun cas, assurer jusqu'au bout le suivi de la restructuration, il a informé le gouvernement qu'il mettra fin à ses mandats de CEO du Holding et de la SNCB-Exploitant au 30/01/2005.

Le gouvernement a accepté cette proposition.

Au-delà du 30 janvier 2005, Marc Descheemaecker succédera à Karel Vinck comme administrateur délégué de la SNCB-Exploitant.

Son successeur à la tête du Holding n'est pas encore connu.

# Benoemingen directiecomités nieuwe NMBS-filialen

09/11/2004

Vandaag kwamen de Raden van Bestuur van de nieuwe NMBS-filialen, NMBS (Exploitant) en Infrabel (Infrastructuurbeheerder) samen.

De Raad van Bestuur van de NMBS, onder het voorzitterschap van Ednée De Groeve, benoemde het directiecomité. Het is als volgt samengesteld:

| | |
|---|---|
| Karel Vinck | Gedelegeerd Bestuurder |
| Marc Descheemaecker | Directeur-Generaal Operaties en Goederen |
| Leo Pardon | Directeur-Generaal Reizigers |
| Richard Gayetot | Directeur-Generaal Treinen |
| Jean Denayer | Directeur-Generaal Materieel |

Zoals eerder aangekondigd, zal Marc Descheemaecker op 1 februari 2005 Karel Vinck vervangen als Gedelegeerd Bestuurder.

Ook de Raad van Bestuur van Infrabel, onder het voorzitterschap van Toon Colpaert, benoemde het directiecomité. Dit is de samenstelling:

| | |
|---|---|
| Luc Lallemand | Gedelegeerd Bestuurder |
| Jean-Marie Raviart | Directeur-Generaal Infrastructuur |
| Marcel Baele | Directeur-Generaal Netwerk |
| Luc Vansteenkiste | Directeur-Generaal Toegang tot het netwerk |

Het directiecomité van de NMBS Holding wordt volgende week benoemd.

# Nomination des comités de direction des nouvelles filiales de la SNCB

08/11/2004

Les Conseils d'Administration des nouvelles sociétés filiales de la SNCB, SNCB (Exploitant) et Infrabel (gestionnaire de l'infrastructure), se sont réunis aujourd'hui.

Le Conseil d'Administration de la SNCB, réuni sous la Présidence de Ednée De Groeve, a nommé le comité de direction, composé comme suit :

| | |
|---|---|
| Karel Vinck | Administrateur Délégué |
| Marc Descheemaecker | Directeur Général Operations et Marchandises |
| Leo Pardon | Directeur Général Voyageurs |
| Richard Gayetot | Directeur Général Trains |
| Jean Denayer | Directeur Général Materiel |

Comme déjà annoncé, Marc Descheemaecker remplacera Karel Vinck au poste d'Administrateur Délégué à partir du 1er février 2005.

Le Conseil d'Administration d'Infrabel, sous la Présidence de Toon Colpaert, a également désigné un comité de direction, composé de :

| | |
|---|---|
| Luc Lallemand | Administrateur Délégué |
| Jean-Marie Raviart | Directeur Général Infrastructure |
| Marcel Baele | Directeur Général Réseau |
| Luc Vansteenkiste | Directeur Général Accès au réseau |

Le comité de direction de SNCB Holding sera constitué la semaine prochaine.

## Directiecomité NMBS Holding benoemd

17/11/2004

Vandaag benoemde de Raad van Bestuur van de NMBS het directiecomité van de NMBS Holding. Het is als volgt samengesteld:

| | |
|---|---|
| Karel Vinck | Gedelegeerd Bestuurder |
| Vincent Bourlard | Directeur-Generaal Patrimonium |
| Tony Van Den Berghen | Directeur-Generaal Human Resources |
| Alex Migom | *Directeur-Generaal Strategie en Coördinatie* |

De post van de Directeur-Generaal Financiën zal zo snel mogelijk worden ingevuld.

De drie eenheden (de NMBS Holding, de NMBS (Exploitant) en Infrabel) zullen op 1 januari 2005 operationeel zijn en kennen nu alledrie hun directieleden. Ze beschikken voortaan elk over een eigen visuele identiteit. De drie logo's (ze staan hieronder) worden geleidelijk in hun verschillende communicatiekanalen gebruikt.


B
HOLDING


B


Infrabel

## Nomination du comité de direction de la SNCB Holding

17/11/2004

Le Conseil d'Administration de la SNCB s'est réuni aujourd'hui et a nommé le comité de direction de la SNCB Holding, composé comme suit :

| | |
|---|---|
| Karel Vinck | Administrateur Délégué |
| Vincent Bourlard | Directeur Général Patrimoine |
| Tony Van Den Berghen | Directeur Général Human Resources |
| Alex Migom | Directeur Général Stratégie et Coordination |

Le poste de Directeur Général Finances sera comblé au plus tôt.

Les trois entités qui seront opérationnelles au 1er janvier prochain - SNCB Holding, SNCB et Infrabel -, toutes trois dotées à présent de leurs instances dirigeantes, disposent désormais également chacune de leur identité visuelle propre au travers des trois logos repris ci-dessous. Ceux-ci feront progressivement leur apparition dans les diverses communications de la SNCB Holding et de ses filiales, SNCB et Infrabel :


B
HOLDING


B


Infrabel

Page printed on Thu Dec 23 2004 - 11:01:26
from: http://www.b-rail.be/php/press/index.php?lang=F&task=view&id=1322

# 7,4/10 voor de NMBS

03/12/2004

***Vier keer per jaar voert het onafhankelijke bureau IPSOS bij de klanten van de NMBS een enquête uit om de kwaliteit van de dienstverlening van de NMBS te meten. Reizigers verspreid over het hele net wordt gevraagd om over een tiental criteria te oordelen. Bovendien wordt gevraagd ook een algemene score toe te kennen. De resultaten voor de meest recente peiling zijn opnieuw erg overtuigend.***

Behalve de algemene tevredenheid komen in de enquête ook het onthaal en dienstverlening in de stations, het comfort op de treinen, de netheid op de trein, de frequentie en de stiptheid van de treinen, de informatie op de treinen, het NMBS-personeel op de treinen en in de stations, de informatie in de stations en de prijs aan bod.

Wanneer de resultaten van deze peiling worden vergeleken met die van dezelfde periode in 2003, is een verbetering op alle vlakken op te tekenen. De enquête wijst dus uit dat de inspanningen van de NMBS om de dienstverlening verder te verbeteren door de klanten op prijs worden gesteld. De meest in het oog springende verbeteringen t.o.v. verleden jaar zijn de beoordelingen van de prijs, de stiptheid, de netheid en het comfort. Het over het hele net in dienst nemen van nieuwe of gemoderniseerde treinen speelt zeker een rol voor de laatste twee criteria (waarvoor de klanten over het algemeen erg kritisch oordelen), net als de nieuwe politiek van het bedrijf inzake netheid op de trein.

| | **Resultaten van de derde fase van 2004 en vergelijking met dezelfde fase in 2003** | | |
|---|---|---|---|
| | F3 - 2003 Oktober | F3 - 2004 Oktober | |
| Algemene tevredenheid | 7,25 | 7,40 | ↗↗ |
| Onthaal en dienstverlening in de stations | 7,15 | 7,28 | ↗↗ |
| Comfort op de treinen | 7,09 | 7,23 | ↗↗ |
| Netheid op de trein | 6,38 | 6,69 | ↗↗ |
| Frequentie van de treinen | 6,73 | 6,82 | ↗ |
| Stiptheid van de treinen | 6,68 | 6,98 | ↗↗ |
| Informatie op de treinen | 6,91 | 7,02 | ↗↗ |
| NMBS-personeel op de treinen | 7,67 | 7,76 | ↗↗ |
| NMBS-personeel in de stations | 7,27 | 7,38 | ↗↗ |
| Informatie in de stations | 7,30 | 7,38 | ↗ |
| De prijs | 6,54 | 6,80 | ↗↗ |

# Enquêtes de satisfaction: la SNCB a toujours la cote

03/12/2004

Quatre fois par an, le bureau indépendant IPSOS mène une enquête de satisfaction parmi les clients de la SNCB afin de mesurer la qualité du service offert par l'entreprise. Des voyageurs sont sondés sur l'ensemble du réseau et s'expriment sur une dizaine de critères. Ils sont également invités à donner une cote d'appréciation générale. Cette fois encore, les résultats de la dernière enquête sont plus que probants.

Outre la satisfaction générale, l'enquête porte sur les aspects suivants : l'accueil et le service en gare, le confort, la propreté, la fréquence, la ponctualité, la qualité de l'information dans les trains et dans les gares, le personnel SNCB à bord des trains et dans les gares et le prix des billets.

Si l'on compare les résultats de l'enquête réalisée en octobre dernier avec ceux de la même période en 2003, on note une amélioration à tous les niveaux. De manière générale, l'enquête révèle que les efforts entrepris par la SNCB depuis quelques temps en faveur de la clientèle sont appréciés. Les améliorations les plus frappantes par rapport à l'année dernière concernent le prix, la ponctualité, la propreté et le confort. Pour ces deux derniers aspects, la mise en service de voitures nouvelles et/ou modernisées sur l'ensemble du réseau a très certainement influencé le jugement de la plupart des voyageurs- d'ordinaire très critiques - tout comme la nouvelle politique de l'entreprise en matière de propreté.

*Le tableau ci-après reprend l'ensemble des résultats pour la période d'octobre.*

| | **Résultats de la troisième phase de 2004 et comparaison avec la même phase en 2003** | | |
|---|---|---|---|
| | P3 – 2003 Octobre | P3 – 2004 Octobre | |
| Satisfaction générale | 7,25 | 7,40 | ↗↗ |
| Accueil et service dans les gares | 7,15 | 7,28 | ↗↗ |
| Confort | 7,09 | 7,23 | ↗↗ |
| Propreté | 6,38 | 6,69 | ↗↗ |
| Fréquence | 6,73 | 6,82 | ↗ |
| Ponctualité | 6,68 | 6,98 | ↗↗ |
| Qualité de l'information dans les trains | 6,91 | 7,02 | ↗↗ |
| Personnel SNCB à bord des trains | 7,67 | 7,76 | ↗↗ |
| Personnel SNCB dans les gares | 7,27 | 7,38 | ↗↗ |
| Qualité de l'information dans les gares | 7,30 | 7,38 | ↗ |
| Prix | 6,54 | 6,80 | ↗↗ |

**Board Meeting of September 17, 2004**

The members of the Board have been presented today the results of the first half year half. These present a positive evolution, losses have declined, but many challenges remain.

The general result (EBT) presents a loss of 81,6 millions €, an improvement by 46% when compared with the first six months of 2003. The operational cash flow has increased also by 46% but remains negative (minus 29,4 million €) as well. Turn-over increased by 1% to 1.098,4 million € and operational charges have decreased with 2,3% to 1.297,5 million €. This decrease was mainly caused by improved cost control.

Turn-over in the domestic passenger transport has ameliorated with 5,9% (when compared with the first six months of 2003) to 1.297,5 millions €. The number of passengers has increased by 7% following measures from to Government to stimulate home-work traffic, the improved quality of the service offered by SNCB, the efforts made by SNCB to more aptly respond to the increased mobility needs and by specific measures taken by SNCB to attenuate potential traffic problems.

International passenger traffic is 4% less than last year. This is mainly due to the abolishment of the classic international transport. The results of the high-speed trains (Thalys and Eurostar) are improving but still present losses.

Freight traffic has risen 1,3% to 163,1 million € due to growing volumes in international and combined freight transport.

The objectives to combine a safe, efficient and quality service with a sound financial situation are requiring the continuation of numerous efforts started earlier. A budgetary equilibrium is forecasted in four years time. The complexity of this challenge requires the cooperation of all parties involved. The transfer of 7,4 billion € to the Government is one the most important aspects in the short run.

# Halfjaarresultaten van de NMBS

17/09/2004

**Betekenisvolle verbetering, al blijven de uitdagingen groot**

De Raad van Bestuur van de NMBS heeft op vrijdag 17 september kennis genomen van de semestriële resultaten van de onderneming. Deze vertonen een positieve tendens, al blijven er grote uitdagingen. De verliezen verminderden aanzienlijk in vergelijking met de eerste zes maanden van 2003 door een groei van het activiteitenvolume in combinatie met een strikte controle van de kosten.

## Globale resultaten

Het **algemeen resultaat (EBT)** van de NMBS voor de eerste zes maanden van 2004 vertoont een verlies van **-81,6 miljoen euro**, wat een **verbetering van 46%** betekent in vergelijking met dezelfde periode in 2003.

De **operationele cash flow (EBITDA)** gaat ook **vooruit met bijna 46%** in vergelijking met het eerste half jaar van 2003 maar blijft toch negatief: **-29,4 miljoen euro**.

De **omzet** van het bedrijf voor de eerste zes maanden beloopt **1098,4 miljoen euro**, een **verbetering met 1%** in vergelijking met dezelfde periode in 2003.

De **operationele kosten** bedragen **1.297,5 miljoen euro**, wat een **vermindering met 2,3%** betekent in vergelijking met het eerste semester van 2003, hoofdzakelijk dankzij een beter beheer van de kosten voor bevoorradingen, diensten en diverse goederen. De personeelskosten voor de eerste zes maanden van 2004 vertonen een lichte stijging ten opzichte van dezelfde periode in 2003. Dit is hoofdzakelijk een gevolg van de sociale akkoorden die in 2002 en 2003 werden afgesloten, maar waarvan de impact wordt gecompenseerd door de natuurlijke en vrijwillige vertrekken.

Op 1 juli 2004 bedraagt het **effectief** van de NMBS **39.360 VTE**, een vermindering met 1.451 ten opzichte van 1 juli 2003.

## Resultaten per activiteit

### *Binnenlands verkeer*

De omzet uit het binnenlands verkeer steeg tot **209,2 miljoen euro**, of een **verbetering met 5,9%** ten opzicht van het eerste semester van 2003. Dit vloeit voort uit een grote groei van het volume van de activiteiten, de jaarlijkse tariefaanpassingen en de vereenvoudiging van het productgamma.

Het aantal reizigers stijgt sinds 1998 voortdurend. In de eerste zes maanden van dit jaar waren er 83,5 miljoen reizigers. Dit is een **stijging met 7%** ten opzichte van die periode in 2003. **Zo groeit het marktaandeel van de trein in het geheel van de verplaatsingen.** Deze groei is te verklaren door (a) de maatregelen van de overheid om het woon-werkverkeer met de trein te stimuleren, (b) de verbetering van de kwaliteit van de dienstverlening van de NMBS, (c) de inspanningen van de NMBS om beter te beantwoorden aan de toegenomen noden op mobiliteitsvlak in België en (d) de specifieke maatregelen die de NMBS nam om een oplossing aan te reiken voor de verkeersproblemen op de weg, zoals bij de werken aan de Ring van Antwerpen.

### *Internationaal verkeer*

De omzet voor de eerste zes maanden uit het internationaal verkeer bedraagt **102,1 miljoen euro**, of 4% minder dan in dezelfde periode verleden jaar. Dit wordt vooral verklaard door het stopzetten van het 'klassieke' internationaal verkeer. De resultaten voor het hogesnelheidsverkeer, zoals Thalys of Eurostar, gaan er op hun beurt op vooruit, hoewel deze activiteiten verlieslatend blijven.

### *Goederenverkeer*

Voor de eerste zes maanden boekte de goederentak een omzetcijfer van **163,1 miljoen euro**, wat een **stijging met 1,3%** betekent vergeleken met de eerste zes maanden van 2003. Dit komt door een groei van het volume van het internationaal en het gecombineerd goederenvervoer. De omzet ondervindt ook gunstige invloed van een beter beheer van de klanten- en contractenportefeuille.

In de loop van de eerste zes maanden van 2004 vervoerde de NMBS **27,4 miljoen ton**, wat 3,7% meer is dan in diezelfde periode verleden jaar.

## Vooruitzichten

Hoewel de semestriële resultaten een positieve tendens aantonen, mag dit niet doen vergeten voor welke uitdagingen de NMBS staat. De doelstelling blijft om een veilige, efficiënte en kwaliteitsvolle dienst aan te bieden binnen een

budgettair evenwicht. Dit kan enkel wanneer de talrijke inspanningen worden verdergezet. Het voor het voortbestaan van het bedrijf onontbeerlijke budgettaire evenwicht kan slechts binnen 4 jaar. Dit moet een hoofddoelstelling blijven voor de Groep NMBS, in haar nieuwe configuratie van 3 ondernemingen.

De grote complexiteit van deze uitdaging vraagt de medewerking van alle betrokken partijen, de overheid, de werknemers en de directie. Op korte termijn blijft de **overname van de historische schuld van het bedrijf** (7,4 miljard euro) **door de staat** een van de voornaamste facetten. Gebeurt dat niet, is een duurzame gezondmaking van het bedrijf niet mogelijk.

Page printed on Mon Oct 11 2004 - 15:04:00
from: http://www.b-rail.be/php/press/index.php?lang=N&task=view&id=1298

**Board Meeting of December 01, 2004**

The members of the Board have approved the 2005 investment budget. Total investments amount to € 1,48 billion (2004: € 1,51 billion). The budgeted investments are 134 million less than foreseen in the original 2004-2007 planning. This is due to the fact that part of the scheduled prefinancing did not materialise and lower State allocations.

The investment amount is split between SNCB-Holding (€ 143,5 million) and its two affiliates: Infrabel (€ 1.033,1 million) and SNCB (€ 298,5 million).

The budget is divided as follows:

- Renovation and modernisation of train stations: 123,7 million;
- Maintenance of the passenger and freight rail network: 285,1 million (including 55,2 million for a further concentration of the signalling posts);
- Expansion of the classic network: 118,4 million;
- Expansion of the high-speed infrastructure: 473,4 million
- Acquisition and modernisation of trains and coaches: 207,1 million;
- the Local Express Network: 80 million (could be increased by 43 million depending on the evolution of the project and the possibilities of the Government);
- Workshops and ICT: 144,1 million.

# NMBS-investeringsbudget 2005 goedgekeurd

01/12/2004

De Raad van Bestuur van de NMBS heeft vandaag ingestemd met het investeringsbudget voor 2005. Het bedraagt € 1,48 miljard; in 2004 was dat € 1,51 miljard.

Het investeringsbudget voor 2005 ligt € 134 miljoen lager dan vooropgesteld in het investeringsplan 2004-2007. Dit is het gevolg van de niet-gerealiseerde maar oorspronkelijk geplande prefinancieringen en een vermindering van de toelage van de Staat.

De enveloppe wordt verdeeld tussen de NMBS-Holding (€ 143,5 miljoen) en haar twee filialen Infrabel (€ 1 033,1 miljoen) en NMBS (€ 298,5 miljoen) voor uitvoering van de investeringen.

De financieringsmiddelen voor dit budget zijn afkomstig van:
- de Federale Staat: € 814,6 miljoen
- het GEN-fonds: € 80 miljoen
- Publiek Private Partnership (PPP) – Financiering: € 6,5 miljoen (diabolo-project in de zone rond de luchthaven Brussel-Nationaal)
- eigen fondsen hst: € 365,4 miljoen
- eigen fondsen 'klassiek': € 162,3 miljoen

Het budget wordt aan volgende posten toegewezen:

- **Klantenonthaal: € 123,7 miljoen**

Dit wordt gebruikt voor de renovatie, uitrusting en het onderhoud van de stationsgebouwen. In stations zoals Brussel-Centraal, Antwerpen-Centraal, Leuven, Namen of Luik kunnen de werkzaamheden worden verdergezet. In andere grote stations zoals Gent-Sint-Pieters, Brugge, Charleroi en Bergen worden volgend jaar omvangrijke projecten opgestart. Andere werkzaamheden (parking, spooronderdoorgangen, perrons, fietseninstallaties...) staan ook op het programma in middelgrote en kleinere stations zoals Vilvoorde, Halle, Waregem, Mol, Saint-Ghislain of Hoei.

- **Onderhoud van het spoorwegnet: € 285,1 miljoen**

Het onderhoud van het reizigers- en goederennetwerk behelst onder meer spoorvernieuwingen, het onderhoud van bovenleidingen en uitrustingenen van voedingsposten voor de geëlektrificeerde lijnen. De concentratie en de informatisering van de seinposten wordt voortgezet: in 2005 wordt hiervoor € 55,2 miljoen uitgetrokken. De veiligheid op het spoor wordt hierdoor nog verhoogd.

- **Uitbreiding van het klassieke spoorwegnet: € 118,4 miljoen**

Deze projecten beogen de exploitatieverbetering van het spoorwegnet (hogere snelheid, meer capaciteit, trajectverbeteringen van lijnen...) en een toename van de kwaliteit van de dienstverlening aan de klant. In deze rubriek staat onder andere:
- de ontwikkeling van het GSM-R-project, waardoor de communicatie tussen de personeelsleden die tussenkomen in het treinverkeer wordt geoptimaliseerd;
- uitbreiding van de spoorinstallaties in de haven van Antwerpen (rechter- en linkeroever);
- 3de en 4de spoor tussen Gent en Brugge;
- de boog van Leuven, waardoor de treinen vanuit Aarschot en verder een rechtstreekse verbinding met Brussel krijgen;
- de werkzaamheden van lange adem voor de vernieuwing van de bruggen tussen Erquelinnes en Charleroi.

Het diabolo-project dat de luchthaven Brussel-Nationaal zal ontsluiten krijgt voor 2005 een budget toegewezen van € 10,1 miljoen, waarvan € 6,5 miljoen zullen komen uit de afsluiting van een publiek private partnership.

Andere studies zijn aan de gang om te zoeken naar publiek private partnerships voor de projecten Liefkenshoektunnel, installaties van de haven van Zeebrugge, de containerterminal in de haven van Brussel en de modernisering van de as Brussel-Luxemburg.

- **Hst-infrastructuur: € 473,4 miljoen**

De werken gaan verder met het oog op het indienstnemen van het volledige hogesnelheidsnet eind 2006 (midden 2007 voor het gedeelte Luik-Duitse grens).

- **Treinmaterieel: € 207,1 miljoen**

Het budget 2005 voorziet in de eerste uitgaven voor de aankoop van een bijkomende reeks dubbeldeksrijtuigen M6, de nieuwe treinen Amsterdam – Brussel die met 250 km/h zullen rijden, meerspanningslocomotieven en dieselrangeerlocomotieven. Er is ook een bedrag opgenomen om de renovatie van het huidig treinmaterieel verder te zetten.

- **GEN-project: € 80 miljoen**

Het opgenomen budget voor het GEN-project zal enerzijds dienen voor de verdere werkzaamheden op het baanvak Watermaal - Schuman - Josaphat en de boog van Nossegem. Anderzijds kunnen de ontonteigeningen op de lijnen Brussel - Ottignies, Brussel - Nijvel en Brussel - Denderleeuw ermee worden gefinancierd.

Daarnaast is in een optionele enveloppe voorzien van € 43 miljoen die kan worden vrijgemaakt in functie van de evolutie van het project en de beschikbare middelen van de Staat. Van dit bedrag is € 23,1 miljoen voorbestemd voor de bestelling van GEN-treinmaterieel.

- **Productiemiddelen: € 144,1 miljoen**

Dit omvat de uitrusting van de werkplaatsen (ateliers) en de vernieuwing van de informatica.

***

Ook met een iets lager investeringsbudget dan in 2004 zullen de NMBS-groep en haar filialen er in 2005 in slagen om de lopende projecten naar behoren uit te voeren en verder te gaan met de modernisering en beveiliging van het netwerk, de uitrusting en het materieel. De toegekende kredieten geven de middelen in handen om de inspanningen voor de verbetering van de kwaliteit van de dienstverlening te bestendigen, in het belang van de klanten en de mobiliteit in België.

## Le budget d'investissements 2005 de la SNCB approuvé

01/12/2004

Le Conseil d'administration de la SNCB a approuvé aujourd'hui le budget d'investissements pour l'année 2005. Il s'élève à 1,48 milliard €, contre 1,51 milliard € en 2004.

Le budget d'investissements pour l'année 2005 est inférieur de 134 millions € aux prévisions du plan d'investissements 2004-2007, en raison de la non réalisation des préfinancements prévus et de la diminution de la dotation de l'Etat.

L'enveloppe est répartie entre la SNCB-Holding (143,5 millions €) et ses deux filiales Infrabel (1.033,2 millions €) et SNCB (298,5 millions €) pour la réalisation de leurs investissements.

Les moyens de financement pour couvrir ce budget sont les suivants :
- Etat fédéral : 814,6 millions €
- Fonds RER : 80 millions €
- Financement Partenariat Privé Public : 6,5 millions € (projet diabolo dans la zone de Bruxelles-National Aéroport)
- Fonds propres TGV : 365,4 millions €
- Fonds propres classiques : 162,3 millions €

Le budget se répartit en différents postes de la manière suivante :

- **Accueil à la clientèle : 123,7 millions €**

Il s'agit de la rénovation, de l'aménagement ou de l'entretien des bâtiments de gares. Des travaux pourront être poursuivis par exemple à Bruxelles-Central, Namur, Liège, Anvers, ou Louvain. D'autres grandes gares comme Charleroi, Mons, Gand-Saint-Pierre et Bruges verront le démarrage de travaux de grande ampleur.
Des travaux (parking, couloir sous-voies, travaux de quais, installations pour vélos, ...) pourront aussi être réalisés dans de plus petites gares telles que Saint-Ghislain, Huy, Hal, Vilvorde, Waregem ou Mol.

- **Entretien du réseau : 285,1 millions €**

Ce poste permet de réaliser les travaux d'entretien du réseau tant pour le trafic voyageurs que marchandises. Cela recouvre notamment des travaux de renouvellement des voies, d'entretien des caténaires ou d'aménagement des postes d'alimentation des lignes électrifiées. La concentration et l'informatisation des cabines de signalisation sera poursuivie et nécessitera 55,2 millions € d'investissements en 2005. Ceci permettra d'encore renforcer la sécurité du réseau.

- **Extension du réseau classique : 118,4 millions €**

Ces projets ont pour but d'améliorer, par rapport à la situation existante, l'exploitation du réseau (vitesse de circulation plus élevée, augmentation de la capacité, rectification du tracé

de certaines lignes,..) et d'augmenter la qualité du service offert à la clientèle. Par exemple, figurent dans cette rubrique :
- le développement du projet GSM-R, visant à permettre une meilleure communication entre les agents concernés par la circulation des trains ;
- des travaux de longue haleine de renouvellement de ponts entre Erquelinnes et Charleroi,
- la traversée de la gare de Namur ;
- des travaux aux installations ferroviaires du port d'Anvers (rive droite et rive gauche),
- les 3ème et 4ème voies entre Gand et Bruges ;
- courbe de Louvain, permettant une liaison directe vers Bruxelles pour les trains en provenance d'Aerschot.

Le projet « Diabolo », visant à désenclaver l'aéroport de Bruxelles-National, se voit lui doté, au budget 2005, d'une somme de 10,1 millions €, dont 6,5 millions € résultent de la conclusion d'un partenariat public/privé.

D'autres études sont en cours pour rechercher des partenariats privé/public pour les projets de modernisation de l'axe Bruxelles - Luxembourg, du tunnel du Liefkenshoek, d'installations au port de Zeebrugge, du terminal containers au port de Bruxelles.

- **Infrastructure TGV : 473,4 millions €**

Les travaux se poursuivent dans la perspective d'une mise en service à la fin 2006 du réseau complet à grande vitesse

(mi-2007 pour le tronçon Liège - frontière allemande).

- **Matériel roulant : 207,1 millions €**

Ce budget prévoit les premières dépenses en vue de l'acquisition d'une série complémentaire de voitures M6 à deux niveaux, de rames aptes à circuler à 250 km/h pour la liaison Amsterdam - Bruxelles, de locomotives polytensions, de locomotives diesels de manœuvre. Un budget est prévu également afin de poursuivre le programme de rénovation du matériel existant.

- **Projet RER : 80 millions €**

Le budget octroyé pour le projet RER permettra d'une part, de poursuivre les travaux relatifs au tronçon Watermael - Schuman - Josaphat et à la courbe de Nossegem et d'autre part de réaliser les expropriations sur les lignes Bruxelles - Ottignies, Bruxelles - Nivelles et Bruxelles - Denderleeuw.

De plus une enveloppe optionnelle de 43 millions € supplémentaires est prévue et pourra être libérée en fonction de l'évolution du projet et des disponibilités financières de l'Etat. Dans cette enveloppe, un poste de 23,1 millions € est prévu pour la commande de matériel roulant RER.

- **Outils de production : 144,1 millions €**

Cela recouvre l'équipement des ateliers et le renouvellement du parc informatique.

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Même s'il est légèrement inférieur au budget 2004, le budget d'investissements 2005 de la SNCB permettra au Groupe et à ses nouvelles filiales de mener à bien les projets en cours et de continuer la modernisation et la sécurisation du réseau, des équipements et du matériel. Les moyens alloués permettront également de continuer les efforts d'amélioration de la qualité du service, dans l'intérêt des clients et de la mobilité en Belgique.